Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 19, 2019

Registration No. 333-234304

Alpine Income Property Trust, Inc.

Free Writing Prospectus

November 19, 2019

This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, subject to completion, dated November 19, 2019, included in Amendment No. 3 to the Registration Statement on Form S-11 (File No. 333-234304) of Alpine Income Property Trust, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2019 (as so amended, the “Registration Statement”), relating to the Company’s proposed offering of its common stock, and to provide you with a hyperlink to the current version of the Registration Statement. The revised preliminary prospectus included in the Registration Statement has been filed with the SEC to make the changes described in this free writing prospectus. Except for the changes described in this free writing prospectus, no other material changes have been made to the revised preliminary prospectus included in the Registration Statement. Defined terms used in this free writing prospectus, but not defined herein, have the meanings ascribed to them in the preliminary prospectus.

To review the revised preliminary prospectus included in the Registration Statement, click the following link on the SEC web site at www.sec.gov (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site):

https://www.sec.gov/Archives/edgar/data/1786117/000119312519294991/d793798ds11a.htm

The following replaces in its entirety Footnote B to the unaudited pro forma consolidated statements of operations of Alpine Income Property Trust, Inc. for the year ended December 31, 2018 and the nine months ended September 30, 2019:

[B] Represents adjustments to Lease Income to annualize base rent that would have been recorded had all properties within the Initial Portfolio been owned by the Predecessor for the entire nine- and twelve-month periods presented. The increase in revenue related to the annualization of base rent totaled approximately $894,000 and $2.0 million for the nine months ended September 30, 2019 and the year ended December 31, 2018, respectively.

Lease Income has been adjusted to increase straight-line rent based on a straight-line start date of January 1, 2018, the beginning date for the pro forma periods presented. The increase in revenue related to straight-line rent totaled approximately $81,000 and $168,000 for the nine months ended September 30, 2019 and the year ended December 31, 2018, respectively.

Lease Income has been adjusted to eliminate the Predecessor’s amortization of deferred expenses to Lease Income for the pro forma periods presented. The increase in revenue related to the amortization of deferred expenses totaled approximately $227,000 and $302,000 for the nine months ended September 30, 2019 and the year ended December 31, 2018, respectively.

The Predecessor’s historical General and Administrative expenses have been eliminated which totaled approximately $1.4 million and $1.2 million for the nine months ended September 30, 2019 and the year ended December 31, 2018, respectively.

Also represents the acquisition by our company of the assets and liabilities associated with the 20 single-tenant properties from CTO, including the corresponding step up in basis to measure identifiable assets and liabilities at fair market value. Includes depreciation and amortization utilizing the remaining useful life and the remaining lease terms, as applicable. The resulting adjustment to Lease Income for the change in amortization of above- and below-market lease intangibles was a decrease of approximately $35,000 and $19,000 for the nine months ended September 30, 2019 and the year ended December 31, 2018, respectively. The resulting adjustment to Depreciation and Amortization was an increase of approximately $320,000 and $788,000 for the nine months ended September 30, 2019 and the year ended December 31, 2018, respectively.

As a result of these adjustments for the year ended December 31, 2018, the Company Pro Forma included approximately $618,000 in non-cash straight-line rent and approximately $210,000 of amortization of above- and below- market lease intangibles. For the nine months ended September 30, 2019, the Company Pro Forma included approximately $417,000 in non-cash straight-line rent and approximately $158,000 of amortization of above- and below- market lease intangibles.

The following replaces in its entirety Footnote C to the unaudited pro forma consolidated statements of operations of Alpine Income Property Trust, Inc. for the year ended December 31, 2018 and the nine months ended September 30, 2019:

[C] Represents the following interim and annual general and administrative expenses that we expect to begin incurring upon completion of this offering, in the amounts provided below:

	Nine Months Ended September 30, 2019	Year Ended December 31, 2018
General and Administrative Expenses:
Management fee to Manager	$2,047,500	$2,730,000
Director stock compensation expense	120,000	160,000
Director & Officer insurance	375,000	500,000
Additional general and administrative expenses	703,500	938,000

Total General and Administrative Expenses	$3,246,000	$4,328,000

The unaudited pro forma consolidated statements of operations may not be indicative of our future results of operations because we expect to incur additional general and administrative expenses in order to operate as a public company. Estimated additional general and administrative expenses, included in the table above, includes but is not limited to incremental legal, audit, tax and other compliance-related fees and expenses. Management estimates these costs will be approximately $938,000 on an annual basis.

Additionally, represents the amortization of approximately $585,000 of lender fees to interest expense expected to be incurred with the closing of the $100 million unsecured revolving credit facility we expect to enter into concurrently with the completion of this offering. The approximately $585,000 of lender fees consists of approximately $550,000 of up-front arrangement fees which will be amortized over the anticipated 4-year term of the credit facility, for annual amortization of approximately $137,500 per year and an annual fee of approximately $35,000, for total annual estimated amortization of approximatley $172,500. For the nine-month interim period, such amortization would total approximately $103,125 for the up-front arrangement fee and approximately $26,250 for the annual fee for total estimated amortization of approximately $129,375.

Other adjustments also reflects the allocation of net income attributable to the noncontrolling interests.

Where to Find Additional Information

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Raymond James & Associates, Inc. at 1-800-248-8863, Robert W. Baird & Co. Incorporated at 1-800-792-2413, B. Riley FBR, Inc. at 1-703-312-9580 or BMO Capital Markets Corp. at 1-800-414-3627.